UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

TRANSGENOMIC, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89365K206
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239
February 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89365K206	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,263,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,263,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,263,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89365K206	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY SENIOR STAFF 2008 LLC I.R.S. IDENTIFICATION NO.: 26-1868899
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,105,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,105,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,105,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY STAFF 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853493
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,105,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,105,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,105,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 5 of 11

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated December 29, 2010 and filed on January 11, 2011 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Transgenomic, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security Senior Staff 2008 LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Senior Staff”), Third Security Staff 2010 LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Staff”) and Third Security Incentive 2010 LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Incentive” and, together with Senior Staff and Staff, the “Investors” and, the Investors together with Mr. Kirk, the “Reporting Persons”) are filing this Amendment to disclose the acquisition by the Reporting Persons of an aggregate of 4,500,000 shares of Common Stock (which number assumes the exercise of warrants to purchase Common Stock received by the Investors) in connection with a private placement by the Issuer on February 3, 2012.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 8, 2011, the Investors agreed to the modification of certain terms and conditions of the Preferred Stock in consideration for an aggregate of 245,903 shares of Common Stock (the “Modification Shares”) issued by the Company to the Investors pro rata based on their respective ownership of the Preferred Stock.

On December 30, 2011, the Company entered into a Convertible Promissory Note Purchase Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2012, the “Note Purchase Agreement”) with the Investors, pursuant to which the Company issued (i) a convertible promissory note (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 6, 2012, the “Senior Staff Note”) to Senior Staff in the aggregate principal amount of $1,200,000, (ii) a convertible promissory note (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 6, 2012, the “Staff Note”) to Staff in the aggregate principal amount of $1,200,000, and (iii) a convertible promissory note (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated January 6, 2012, the “Incentive Note” and together with the Senior Staff Note and the Staff Note, the “Convertible Notes”) to Incentive in the aggregate principal amount of $600,000.  The total aggregate purchase price under the Note Purchase Agreement was $3,000,000 and was funded 40% by Senior Staff, 40% by Staff and 20% by Incentive.

By their terms, the unpaid principal amount of the Convertible Notes (the “Note Amount”) automatically converted at the closing of the Company’s first sale or issuance of its equity securities after the date thereof in one transaction or a series of related transactions for an aggregate purchase price paid in cash of at least $3,000,000 (a “Qualified Financing”) into that number of equity securities of the Company of the same class(es) and series as the equity securities of the Company sold in the Qualified Financing (including any warrant(s) and/or other securities convertible into or exercisable for capital stock of the Company issued in such Qualified Financing) that results from dividing the Note Amount by the per equity security price paid by the investors for the Company’s equity securities issued in the Qualified Financing.

CUSIP No. 89365K206	Page 6 of 11

On February 3, 2012, the Company announced its entry into a Securities Purchase Agreement with various investors (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 7, 2012, the “Securities Purchase Agreement”) pursuant to which it issued and sold to such investors (i) 19,000,000 shares of Common Stock (the “Financing Shares”) at a purchase price of $1.00 per share and (ii) warrants (in the form filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated February 7, 2012, the “Financing Warrants”) to acquire up to 9,500,000  shares of Common Stock with an exercise price of $1.25 per share (the “Financing Warrant Shares”) (such transaction the “Financing”).  Because the Financing involved the sale of more than $3,000,000 of the Company’s equity securities, it qualified as a Qualified Financing pursuant to the terms of the Convertible Notes and the Note Purchase Agreement.  As such, the Convertible Notes were automatically converted at the closing of the Financing into (x) 3,000,000 shares of Common Stock (the “Note Conversion Shares”), which represents approximately 3.6% of the issued and outstanding shares of Common Stock following the conclusion of the Financing and (y) warrants (in the form filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 7, 2012, the “Note Conversion Warrants”) to purchase up to 1,500,000 additional shares of Common Stock (the “Note Conversion Warrant Shares”) at an exercise price of $1.25 per share.  Upon full exercise of the Note Conversion Warrants, the Company will receive an additional approximately $1,875,000 from the Investors.  In connection with such automatic conversion of the Convertible Notes, the Company paid in cash to the Investors accrued interest in the aggregate amount of $46,027 pro rata based on their respective ownership of the Preferred Stock.

The foregoing references to and description of the Note Purchase Agreement, the Convertible Notes and the Note Conversion Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Note Purchase Agreement, the Convertible Notes and the Note Conversion Warrants, which are included as Exhibits 6, 7 through 9 and 10 hereto, respectively, and are incorporated by reference to this Item 3.

Item 4.                      Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the Preferred Shares, the Warrants, the Note Conversion Shares and the Note Conversion Warrants for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock, Preferred Stock or other convertible securities of the Company, outside of those contemplated by the Purchase Agreement, the Note Purchase Agreement or the Securities Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company which they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock or securities convertible into Common Stock depending on those and other considerations.

CUSIP No. 89365K206	Page 7 of 11

At the date of this Statement, other than as set forth herein, the Reporting Persons do have plans or proposals which would result in:

(a)               The acquisition of additional securities of the Company.

If the Preferred Shares issuable pursuant to the Purchase Agreement and the Warrant Shares issued upon full exercise of the Warrants are converted into shares of Common Stock, at a conversion price of $0.58 per share, and the Note Conversion Warrants are exercised in full for the Note Conversion Warrant Shares, the Investors could own approximately 20,263,131 shares of Common Stock.

(d)               A change in the present board of directors of the Company.

Pursuant to the Certificate of Designation, holders of the Preferred Stock are entitled, as a separate voting group, at each annual or special election of directors, to elect two directors to the Board (each a “Series A Director”).  In addition, pursuant to the terms of the Purchase Agreement, the Series A Directors chosen by the Investors were elected to the Board as of the closing of the transaction under the Purchase Agreement.

Except as described above, at the date of this Statement, each of the Reporting Persons have no present plans or proposals which would result in:

(a)               The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)               An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)               A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)               Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)               Any material change in the present capitalization or dividend policy of the Company;

(f)                Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)               Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)               Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 89365K206	Page 8 of 11

(i)               A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)               Any action similar to any of those actions enumerated above.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

    (a) and (b)           See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 49,379,822 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2011, increased by (i) the aggregate number of shares of Common Stock into which the aggregate number of shares of Preferred Stock issued upon the execution of the Purchase Agreement (2,586,205 shares of Preferred Stock convertible into 10,344,820 shares of Common Stock at a conversion price of $0.58 per share) and the aggregate number of shares of Preferred Stock issuable upon exercise of the Warrants (1,293,102 shares of Preferred Stock convertible into 5,172,408 shares of Common Stock at a conversion price of $0.58 per share) are convertible at a conversion price of $0.58 per share (15,517,228 shares of Common Stock), (ii) the Modification Shares, (iii) the Note Conversion Shares, (iv) the Note Conversion Warrant Shares, and (v) the Financing Shares.

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Third Security Senior Staff 2008 LLC	8,105,253	9.14%	—	9.14%	—	8,105,253
Third Security Staff 2010 LLC	8,105,253	9.14%	—	9.14%	—	8,105,253
Third Security Incentive 2010 LLC	4,052,625	4.57%	—	4.57%	—	4,052,625

_______________

(1)  Assumes the full conversion of the Preferred Stock and the Warrants into Common Stock as described above as well as the full exercise of the Note Conversion Warrants.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the Investors and set forth in the table above.

CUSIP No. 89365K206	Page 9 of 11

(c)               Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d)-(e)         Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Financing Registration Rights Agreement

The following is a summary of certain terms and conditions of the Registration Rights Agreement which is attached hereto as Exhibit 11.

In connection with the Financing, the Company, the investors therein and the Investors entered into a registration rights agreement (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated February 7, 2012, the “Financing Registration Rights Agreement”), pursuant to which the Company agreed to file a registration statement on Form S-1 covering the resale of the Financing Shares, the Financing Warrant Shares, the Note Conversion Shares and the Note Conversion Warrant Shares (collectively, the “Financing Registrable Securities”), as provided in the Financing Registration Rights Agreement. The Company’s obligations under the Financing Registration Rights Agreement terminate as to each holder of Financing Registerable Securities, upon the earliest to occur of the following: (A) a sale pursuant to a Registration Statement or Rule 144 under the Securities Act (in which case, only such security sold by the holder shall cease to be a Financing Registrable Security); or (B) becoming eligible for resale by the holder under Rule 144 without the requirement for the Company to be in compliance with the current public information requirement thereunder and without volume or manner-of-sale restrictions.

Item 7.                   Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

Exhibit 6
Convertible Promissory Note Purchase Agreement by and among Transgenomic, Inc.; Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 7
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Senior Staff 2008 LLC dated December 30, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 8
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Staff 2010 LLC dated December 30, 2011 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

CUSIP No. 89365K206	Page 10 of 11

Exhibit 9
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 10
Form of Warrant issued by Transgenomic, Inc. to Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC on February 3, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 11
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 12	Joint Filing Agreement, dated as of February 7, 2012, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC

CUSIP No. 89365K206	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2012

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY INCENTIVE 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Series A Convertible Preferred Stock Purchase Agreement, dated December 29, 2010, by and among Transgenomic, Inc. (the “Company”), Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 2	Form of Warrant (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 3
Certificate of Designation of Series A Convertible Preferred Stock dated as of December 28, 2010 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 4
Registration Rights Agreement, dated December 29, 2010, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 5
Joint Filing Agreement, dated as of January 10, 2011, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 6
Convertible Promissory Note Purchase Agreement by and among Transgenomic, Inc.; Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 7
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Senior Staff 2008 LLC dated December 30, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 8
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Staff 2010 LLC dated December 30, 2011 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 9
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 10
Form of Warrant issued by Transgenomic, Inc. to Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC on February 3, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 11
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 12
Joint Filing Agreement, dated as of February 7, 2012, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed herewith)

Exhibit 12

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Transgenomic, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 7th day of February, 2012.

Date:  February 7, 2012

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY INCENTIVE 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager